UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 22, 2003

AGL RESOURCES INC.
(Exact name of registrant as specified in its charter)

Georgia	**1-14174**	**58-2210952**
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

Ten Peachtree Place, Atlanta, Georgia 30309
(Address and zip code of principle executive offices)   (Zip Code)

404-584-9470
(Registrant's telephone number, including area code)

817 West Peachtree Street, N.W., Suite 1000 Atlanta, Georgia 30308
(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

(c) Exhibits.

The following exhibit is filed as part of this Current Report on Form 8-K.

Exhibit Number   **Description**

99.1   Press Release dated April 22, 2003

Item 9. Regulation FD Disclosure (furnished pursuant to Item 12 "Results of Operations and Financial Condition")

On April 22, 2003, AGL Resources Inc. announced its financial results for the quarterly period ended March 31, 2003 and certain other information. A copy of AGL Resources' press release announcing such financial results and other information is attached as Exhibit 99.1 hereto and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
(Registrant)

Date: April 22, 2003 /s/ Richard T. O'Brien
Executive Vice President and Chief Financial Officer